UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

COLONY CREDIT REAL ESTATE, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
19625T 101
(CUSIP Number)
Colony Capital, Inc.
Attention: Ronald M. Sanders, Esq.
750 Park of Commerce Drive, Suite 210
Boca Raton, FL 33487
(561) 570-4644
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons COLONY CAPITAL, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 48,015,490(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,015,490(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,015,490(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.1%(2)
14	Type of Reporting Person (See Instructions) CO

(1)This amount includes (i) 44,939,867 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.
(2)The calculation of the percentage is based on the sum of (i) 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons COLONY CAPITAL OPERATING COMPANY, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 48,015,490(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,015,490(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,015,490(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 36.1%(2)
14	Type of Reporting Person (See Instructions) OO

(1)This amount includes (i) 44,939,867 shares of the Issuer’s Class A Common Stock, and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.
(2)The calculation of the percentage is based on the sum of (i) 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF HOLDCO, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,537,045(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,537,045(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,537,045(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.7%(2)
14	Type of Reporting Person (See Instructions) OO

(1)This amount includes (i) 461,422 shares of the Issuer’s Class A Common Stock and (ii) 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.
(2)The calculation of the percentage is based on the sum of (i) 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons NRF RED REIT CORP.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization MARYLAND
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,075,623(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,075,623(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,075,623(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 2.3%(2)
14	Type of Reporting Person (See Instructions) CO

(1)This amount includes 3,075,623 shares of the Issuer’s Class A Common Stock issuable upon the redemption of 3,075,623 OP Units. The number of shares of the Issuer’s Class A Common Stock that can be acquired upon the redemption of the OP Units has been added to the total Shares outstanding figure in accordance with Rule 13d-3(d)(1)(i) under the Act for the purpose of the calculation.
(2)The calculation of the percentage is based on the sum of (i) 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021, and (ii) 3,075,623 OP Units owned by the Reporting Persons as of the date hereof.

1	Names of Reporting Persons CLNC MANAGER, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 79,001(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 79,001(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,001(1)
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.1%(2)
14	Type of Reporting Person (See Instructions) IA

(1)This amount includes 79,001 shares of the Issuer’s Class A Common Stock.
(2)The calculation of the percentage is based on the 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021.

Explanatory Note

This Amendment No. 5 (the “Amendment”) amends the statement on Schedule 13D originally filed by NRF RED REIT Corp. (“RED REIT”), NRF Holdco, LLC (“NRF Holdco”), Colony Capital Operating Company, LLC (“CCOC”), and Colony Capital, Inc. (“Colony Capital”) on December 13, 2018, as amended by Amendment No. 1 to the Schedule 13D filed by RED REIT, NRF Holdco, CCOC, Colony Capital and CLNC Manager, LLC (“Manager”, and collectively with RED REIT, NRF Holdco, CCOC, and Colony Capital, the “Reporting Persons”) on November 7, 2019, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on February 27, 2020, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on April 1, 2020 and Amendment No.4 to the Schedule 13D filed by the Reporting Persons on March 4, 2021 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to amend and restate Items 4 and 5, as set forth below. Other than as described herein, there have been no changes in the number of shares of the outstanding Class A Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more members of the board of directors of the Issuer and other management members of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions (including M&A opportunities available to the Issuer), assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer, the Issuer’s management team and such other matters as the Reporting Persons may deem relevant to its investment in the Shares. The Reporting Persons intend to review their investment in the Shares and the Issuer on a continuing basis and may, from time to time and at any time in the future, depending on various factors, including without limitation, the Issuer’s performance, financial condition, strategic direction and prospects, actions taken by the board of directors of the Issuer, the market for the Shares, other opportunities available to the Reporting Persons, general economic and industry conditions, stock market conditions and other factors, and subject to the terms of the Stockholders Agreement described below, take such actions with respect to the investment in the Shares and the Issuer as they deem appropriate, including without limitation (i) disposing of any or all of the Shares in the open market or in privately-negotiated transactions, (ii) making additional purchases of Shares either in the open market or in privately-negotiated transactions, or (iii) entering into derivative transactions with respect to the Shares.

Termination Agreement

On April 4, 2021, the Manager entered into a termination agreement (the “Termination Agreement”) with the Issuer, Credit RE Operating Company, LLC, a Delaware limited liability company and subsidiary of the Issuer (“Credit RE”), and Colony Capital Investment Advisors, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCOC. The Termination Agreement provides for, among other things, the termination of the Amended and Restated Management Agreement, dated November 6, 2019, by and among the Issuer, the Manager and Credit RE (the “Management Agreement”). Upon the closing of the transactions contemplated by the Termination Agreement, the Manager will cease to be the external manager of the Issuer (the “Internalization”), and the Issuer will no longer pay management or incentive fees to the Manager for any post-closing period. Pursuant to the terms of the Termination Agreement, upon the closing of the Internalization, the Issuer will pay to the Manager a one-time termination fee of $102.3 million in cash. The consummation of the Internalization, which is subject to certain customary closing conditions, is expected to occur in the second quarter of 2021.

In connection with the Internalization, Colony Capital will cease to have affiliated representatives on the Issuer’s board of directors when their terms expire at the Issuer’s upcoming annual stockholders meeting in May 2021.

Stockholders Agreement

In connection with the closing of the Internalization, the Issuer and CCOC have agreed to enter into an amended and restated stockholders agreement of the Issuer (the “Stockholders Agreement”). Pursuant to the terms of the Stockholders Agreement, for so long as CCOC and certain of its affiliates beneficially own at least 10% of the outstanding shares of stock of the Issuer, CCOC and its affiliates will be obligated to vote their shares in favor of the director nominees recommended by the board of directors of the Issuer (the “Issuer Board”), against any director nominees not recommended by the Issuer Board and against removal of any then-incumbent directors of the Issuer Board, in each case at any meeting of the Issuer’s stockholders that occurs prior to the 2023 annual meeting of the Issuer’s stockholders.

In addition, until the earlier of (x) December 31, 2022 and (y) the date on which the Issuer’s stockholders are first permitted pursuant to the advance notice provisions of the Issuer’s bylaws to submit proposals to be included in the Issuer’s proxy statement relating to the 2023 annual meeting of the Issuer’s stockholders, Colony Capital and its controlled affiliates will be subject to customary standstill restrictions, including an obligation not to initiate or make stockholder proposals, nominate directors, or participate in proxy solicitations.

CCOC and its affiliates will also be prohibited from, directly or indirectly, acquiring beneficial ownership of any outstanding equity securities of the Issuer or Credit RE or any options, warrants, rights to acquire, or securities convertible into or exchangeable for, equity securities of the Issuer or Credit RE or any voting rights in respect thereof.

The above descriptions of the Termination Agreement and the Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Termination Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Except as set forth in this Item 4 or Item 6, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:
(a) –(b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below.

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Colony Capital	48,015,490(2)	36.1%(4)
NRF Holdco	3,537,045(3)	2.7%(4)
RED REIT	3,075,623(3)	2.3% (4)
CCOC	48,015,490(2)	36.1%(4)
Manager	79,001	0.1%(5)
(1) The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.
(2) Pursuant to Rule 13d-3(d) under the Act, this amount includes (i) 461,422 Shares held by NRF Holdco, (ii) 44,935,057 Shares held by CCOC, (iii) 79,001 Shares held by Manager, and (iv) 3,075,623 Shares issuable upon the redemption of 3,075,623 OP Units held by RED REIT.
(3) Pursuant to Rule 13d-3(d) under the Act, this amount includes 3,075,623 Shares issuable upon the redemption of 3,075,623 OP Units held by RED REIT.
(4) The calculation of the percentage is based on the sum of (i) 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021, and (ii) the Shares issuable upon the redemption of OP Units beneficially owned by the Reporting Person, which have been added to the total Shares outstanding amount in accordance with Rule 13d-3(d)(1)(i) under the Act.

(5) The calculation of the percentage is based on 129,976,057 shares of the Issuer’s Class A Common Stock issued and outstanding as of February 24, 2021, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, and filed with the SEC on February 25, 2021.
(c) Since the date of the filing of Amendment No. 4 to the Schedule 13D, 4,810 restricted Shares previously granted to the Manager by the Issuer under its equity incentive plan, and further granted by the Manager to certain of its employees and affiliates providing services for the benefit of Manager and the Issuer, were forfeited by certain recipients of such grants and returned to the Manager. There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any Reporting Person.
(d) Not applicable.
(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
99.1*
Termination Agreement, dated April 4, 2021, by and among Colony Credit Real Estate, Inc., Credit RE Operating Company, LLC, CLNC Manager, LLC, and solely for the purposes of Section 8.15 thereof, Colony Capital Investment Advisors, LLC.

*Certain schedules and similar attachments have been omitted. The Company will provide, on a supplemental basis, a copy of any omitted schedule or attachment to the SEC or its staff upon request.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 6, 2021	CLNC MANAGER, LLC

	By:	/s/ Jacky Wu
		Name:	Jacky Wu
		Title:	Vice President

NRF RED REIT CORP.

	By:	/s/ Jacky Wu
		Name:	Jacky Wu
		Title:	Vice President

NRF HOLDCO, LLC

	By:	/s/ Jacky Wu
		Name:	Jacky Wu
		Title:	Vice President

COLONY CAPITAL OPERATING COMPANY, LLC

	By:	/s/ Jacky Wu
		Name:	Jacky Wu
		Title:	Vice President

COLONY CAPITAL, INC.

	By:	/s/ Jacky Wu
		Name:	Jacky Wu
		Title:	Executive Vice President and Chief Financial Officer